UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 001-35298

OCEAN RIG UDW INC.

Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Ocean Rig UDW Inc. (the "Company") hereby announces the availability of the Notice of Annual General Meeting and Proxy Statement for the Company's Annual General Meeting of Shareholders, to be held at the Company's offices located at 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands on Monday, April 24, 2017 at 9:00 a.m., local time. The Notice of Annual General Meeting and Proxy Statement were mailed on or about April 3, 2017 to shareholders of record as of March 15, 2017, and can also be found on the Company's website at: http://ocean-rig.agmdocuments.com/AGM2017.html.

Attached to this Report on Form 6-K as Exhibit 99.1 is the notice of the Annual General Meeting, the Proxy Statement and the Proxy Card for the Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: April 3, 2017	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

April 3, 2017

TO THE SHAREHOLDERS OF OCEAN RIG UDW INC. (IN PROVISIONAL LIQUIDATION):
Enclosed is a Notice of the 2017 Annual General Meeting of Shareholders (the "Meeting") of Ocean Rig UDW Inc. (the "Company"), which will be held at 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands on Monday, April 24, 2017 at 9:00am, local time, and related materials.  The Notice of the 2017 Annual General Meeting of Shareholders and related materials can also be found at http://ocean‑rig.agmdocuments.com/AGM2017.html.
At the Meeting, shareholders of the Company will consider and vote upon proposals:
1.	To elect two Class A Directors to serve until the 2020 Annual General Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2017 ("Proposal Two");
3.	To pass the resolution required to increase the Company's authorized share capital ("Proposal Three");
4.
To allow the board to effect one or more reverse stock splits of the Company's issued common shares at a ratio of not less than one-for-two and not more than one-for-100,000, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, at any time after approval by the shareholders, and to authorize the Board to implement any such reverse stock split at its discretion ("Proposal Four" and together with Proposal One, Proposal Two, and Proposal Three, the "Proposals"); and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon.  Adoption of Proposal Three requires the affirmative vote of a majority of the shareholders who, being entitled to do so, vote in person or by proxy at the Meeting.  Adoption of Proposal Four requires the affirmative vote of majority of the shareholders who, being entitled to do so, vote in person or by proxy at the Meeting.
You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on March 15, 2017.

If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
The Company's 2016 Annual Report on Form 20-F (the "Annual Report"), which contains the Company's audited financial statements for the fiscal year ended December 31, 2016, is available on the Company's website at www.ocean-rig.com and can also be found at http://ocean-rig.agmdocuments.com/AGM2017.html.  Any shareholder may receive a hard copy of the Company's 2016 Annual Report, free of charge upon request.
Very truly yours, George Economou Chairman and Chief Executive Officer

OCEAN RIG UDW INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 24, 2017
NOTICE IS HEREBY given that the 2017 Annual General Meeting of Shareholders (the "Meeting") of Ocean Rig UDW Inc. (the "Company") will be held at 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands on Monday, April 24, 2017 at 9:00am, local time, for the following purposes, of which items 1, 2, 3 and 4 are more completely set forth in the accompanying Proxy Statement:
1.	To elect two Class A Directors to serve until the 2020 Annual General Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2017 ("Proposal Two");
3.	To pass the resolution required to increase the Company's authorized share capital ("Proposal Three");
4.
To allow the board to effect one or more reverse stock splits of the Company's issued common shares at a ratio of not less than one-for-two and not more than one-for-100,000, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, at any time after approval by the shareholders, and to authorize the Board to implement any such reverse stock split at its discretion ("Proposal Four" and together with Proposal One, Proposal Two, and Proposal Three, the "Proposals"); and

5.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on March 15, 2017 as the record date (the "Record Date") for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares as of the Record Date.
If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
The Company's 2016 Annual Report on Form 20-F (the "2016 Annual Report"), which contains the Company's audited financial statements for the fiscal year ended December 31, 2016 is available on the Company's website at www.ocean-rig.com.  Any shareholder may receive a hard copy of the Company's 2016 Annual Report, free of charge upon request.  This Notice of the Meeting, the Proxy Statement and related materials, including the Company's 2016 Annual Report, are available at http://ocean-rig.agmdocuments.com/AGM2017.html.
By Order of the Board of Directors Iraklis Sbarounis Secretary

April 3, 2017
Grand Cayman, Cayman Islands

______________________
PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON APRIL 24, 2017
______________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors of Ocean Rig UDW Inc., a Cayman Islands exempted limited company (the "Company"), for use at the 2017 Annual General Meeting of Shareholders (the "Meeting") to be held on April 24, 2017 at 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands on Monday, April 24, 2017 at 9:00am, local time, and related materials, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 3, 2017.  These materials, along with the Company's 2016 Annual Report on Form 20-F, which contains the Company's audited financial statements for the fiscal year ended December 31, 2016, can also be found at http://ocean-rig.agmdocuments.com/AGM2017.html.
VOTING RIGHTS AND OUTSTANDING SHARES
On March 15, 2017 (the "Record Date"), the Company had authorized 160,888,606 common shares, par value $0.01 per share (the "Common Shares"), of which 138,666,384 Common Shares were considered issued and outstanding for voting purposes (the "Voting Shares") and 22,222,222 Common Shares were held by the Company as non-voting treasury shares.  Of the Voting Shares, 56,079,533 Common Shares are held by Ocean Rig Investments Inc., a wholly owned subsidiary of the Company, which is entitled to vote those shares under the Companies Law (2016 Revision) of the laws of the Cayman Islands.  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least one-third of the Common Shares issued and outstanding and entitled to vote at the Meeting, whether represented in person or by proxy, shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.
In the event that a quorum is not present at the Meeting within half an hour from the time appointed for a meeting to commence or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the chairman of the meeting shall have the power to adjourn the Meeting until a quorum shall be present or sufficient votes in favor of the positions recommended by the board of directors are received.  If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting of the time and place to which the Meeting is adjourned in order to permit further solicitation of proxies.

The Common Shares are listed on The NASDAQ Global Select Market under the symbol "ORIG".
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands1, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
___________________________
1 Note: this address is for courier delivery only and will not receive mail by post.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company has six directors on the board of directors, which is divided into three classes.  As provided in the Company's Amended and Restated Articles of Association, each director is elected to serve for a three-year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of our Class A Directors expires at the Meeting.  Accordingly, the board of directors has nominated Mr. Economou and Mr. Pearson, the current Class A Directors, to serve as a Class A Directors until the Company's 2020 Annual General Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that the nominees will be able to serve, but if they are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.
Nominees for Election to the Company's Board of Directors
Information concerning the nominees for director of the Company is set forth below:
Name	Age	Position
George Economou	64	Class A Director
Michael Pearson	39	Class A Director

Certain biographical information about the nominees is set forth below.
George Economou was appointed as our Chief Executive Officer on September 2, 2010, and Chairman and director in December 2010.  Mr. Economou has over 30 years of experience in the maritime industry.  He has served as Chairman and Chief Executive Officer of DryShips Inc. since January 2005, and President until 2016.  He successfully took DryShips public in February 2005, on NASDAQ under the trading symbol "DRYS".  Mr. Economou also serves as a director of Danaos Corporation.  Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece.  From 1981-1986 he held the position of General Manager of Oceania Maritime Agency in New York.  Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies.  Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee.  Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.
Michael Pearson was appointed a Director of the Company in January 2017.  Mr. Pearson is based in the Cayman Islands.  He is a chartered accountant and insolvency practitioner by background having commenced his career at Arthur Andersen.  He moved to the Cayman Islands in 2008 from where he currently acts as an independent director to a number of listed and private entities and investment funds undertaking financial and operational turn arounds and wind downs.  The Company's board of directors has determined that Mr. Pearson is considered to be an independent director, under the NASDAQ rules.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the holders of the Common Shares entitled to vote thereon.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF
 INDEPENDENT AUDITORS
The board of directors is submitting for ratification at the Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), as the Company's independent auditors for the fiscal year ending December 31, 2017.
Ernst & Young has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the audit committee of the Company's board of directors.
Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of Common Shares entitled to vote thereon.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
INCREASE THE COMPANY'S AUTHORIZED SHARE CAPITAL
The Company is submitting for approval at the Meeting a proposed increase of the Company's authorized share capital from one billion (1,000,000,000) common shares of a par value of US$0.01 each and five hundred million (500,000,000) preferred shares of a par value of US$0.01 each to one trillion (1,000,000,000,000) common shares of a par value of US $0.01 each and five hundred million (500,000,000) preferred shares of a par value of US$0.01 each.  Of our authorized common shares, 138,666,384 are considered issued and outstanding for voting purposes as of the Record Date.
Pursuant to the Company's Amended and Restated Articles of Association, the shareholders of the Company may authorize an increase in the Company's share capital by a resolution passed by a majority of the shareholders as, being entitled to do so, voting in person or by proxy.
The Company and its wholly owned Marshall Islands incorporated subsidiaries, Drill Rigs Holdings Inc. ("DRH"), Drillships Financing Holdings Inc. ("DFH"), Drillships Ocean Ventures Inc. ("DOV") have entered into a restructuring agreement relating to its various debt facilities dated March 23, 2017 (the "RSA"). 2 The restructuring set out in the RSA (the "Restructuring") will be implemented by way of four separate, but interconnected, Cayman Islands schemes of arrangement coupled with a provisional liquidation in the Cayman Islands, and ancillary proceedings under Chapter 15 of the U.S. Bankruptcy Code seeking recognition of the Cayman provisional liquidation proceedings and the schemes of arrangement as foreign main proceedings, and an order of the U.S. Bankruptcy Court giving effect to the schemes in the U.S.  The provisional liquidators were appointed in the Cayman Islands on March 27, 2017.  The Chapter 15 proceedings were filed immediately thereafter.
The Restructuring will involve a debt for equity exchange where the UDW, DRH and DOV debt facilities will be exchanged and transferred in consideration for, among other things, equity in the Company.  The increase in authorized share capital is therefore required so that the Restructuring can be implemented, should it proceed, or any other Restructuring that may be negotiated in the future that involves a debt for equity exchange may proceed.
As the Board believes that the Restructuring is in the best interests of the Company, it also believes that the required increase in the Company's authorized share capital is in the best interests of the Company.  In addition, the Board believes that should the Restructuring be successful, the increase in the Company's authorized share capital to the above level will provide flexibility for the Company to conduct future equity offerings and raise capital without the delay and expense of calling special shareholder meetings.
Further information about the terms of the current restructuring can be found in our press release dated March 28, 2017 which is posted on our website at www.ocean-rig.com and has been filed with the U.S. Securities and Exchange Commission (the "SEC") and our recent SEC filings.
Required Vote.  Approval of Proposal Three will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO INCREASE THE COMPANY'S AUTHORIZED SHARE CAPITAL AS DETAILED ABOVE.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

_________________________
2 Senior secured notes issued by DRH; the outstanding principal of US$800mm is due for repayment in October 2017.  Senior unsecured notes issued by UDW; the outstanding principal of US$500mm is due for repayment in April 2019.  A US$1.9 billion facility owed by DFH, which is due for repayment in October 2020.  A US$1.3 billion facility owed by DOV which is due for repayment in July 2021.

PROPOSAL FOUR
APPROVAL OF ONE OR MORE REVERSE STOCK SPLITS OF THE COMPANY'S ISSUED COMMON SHARES
General.  The Board believes that it is in the best interest of the Company and the shareholders and is hereby soliciting shareholder approval to effect one or more reverse stock splits of the Company's issued Common Shares at a ratio of not less than one-for-two and not more than one-for-100,000, inclusive, whereby, except as explained below with respect to fractional shares, on the effective date, Common Shares issued immediately prior thereto will be, automatically and without any action on the part of the shareholders, combined, converted and changed into new Common Shares in accordance with the reverse stock split ratio, which shall be determined by the Board of Directors, or any duly constituted committee thereof, in its discretion.  If the shareholders approve Proposal Four, the Board, or any duly constituted committee thereof, will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to determine each reverse stock split ratio within the approved range and to effect one or more reverse stocks split at any time after the approval of the shareholders.
The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) in connection with Proposal Four provides the Board with maximum flexibility to achieve the purposes of any such reverse stock split that may be effected.  If shareholders approve Proposal Four, a reverse stock split will only be effected, if at all, upon a determination by the Board, or any duly constituted committee thereof, that a reverse stock split is in the Company's and the shareholders' best interests at that time.  In connection with any determination to effect a reverse stock split, the Board or any duly constituted committee thereof, will set the time for such a split and select a specific exchange ratio within the approved range.  These determinations will be made by the Board with the intention to create the greatest marketability of the Company's Common Shares based upon prevailing market conditions at that time.  The Board of Directors reserves its right to elect not to proceed, and abandon, any reverse stock split if it determines, in its sole discretion, that implementing such reverse stock split is not in the best interests of the Company and its shareholders.
Purpose.  The purpose for seeking approval to effect the reverse stock split is to increase the market price of each Common Share.  The Company believes that effecting one or more reverse stock splits will help achieve compliance with the minimum bid price of $1.00 per share listing that is a requirement to maintain the listing on the Company's Common Shares on the NASDAQ Global Select.  On September 27, 2016, the Company received written notification from the NASDAQ Global Select indicating that because the closing bid price of the Company's Common Shares was below $1.00 per share for 30 consecutive business days, the Company no longer met the minimum bid price requirement for the Nasdaq Global Select.  On November 22, 2016, the Company received a letter stating that it has regained compliance with the minimum bid requirement.  Furthermore, our shares have been trading below the $1.00 per share bid price Nasdaq requirement since February 23, 2017.  It is important to note that if our shares continue to trade below $1.00 for a total of 30 consecutive business days, we expect to receive another minimum bid notification from Nasdaq and there is no guarantee that our stock price will rise over the $1.00 minimum in the future.  As such, we cannot assure you that we will be able to maintain the minimum bid price level in the future.  Also, we cannot assure you that an active and liquid public market for our common shares will continue.  Further, notwithstanding the minimum price bid requirement, the listing of our shares on Nasdaq may be halted or discontinued if we are unable to maintain other Nasdaq listing requirements or for various other reasons, including the Restructuring.

The Board intends to effect one or more reverse stock splits in connection with Proposal Four only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company's Common Shares, and if needed in order maintain compliance with the rules of the Nasdaq Global Select, and only if the implementation of a reverse stock split is determined by the Board of Directors to be in the best interests of the Company and its shareholders.  There can be no assurance that any reverse stock split, if and when implemented, will achieve any of the desired results.  There also can be no assurance that the Company will be successful in maintaining compliance with NASDAQ Global Select requirements or that the price per share of the Company's Common Shares immediately after any such reverse stock split, if implemented, will increase proportionately with any reverse stock split, or that any increase will be sustained for any period of time.
Fractional Shares.  No fractional Common Shares will be created or issued in connection with the reverse stock split.  Shareholders of record who otherwise would be entitled to receive fractional Common Shares as a consequence of the reverse stock split will be entitled, upon surrender to the exchange agent of certificates representing such Common Shares or, in the case of non-certificated Common Shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Common Shares on the NASDAQ Global Select on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate or, if such price is not available, a price to be determined by our Board of Directors.  The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefore as described herein.
Authorized Common Shares and Par Value.  A reverse stock split will not result in a change in the number of authorized Common Shares or par value of the Common Shares.  Because the Company's authorized number of Common Shares will not decrease in accordance with the reverse stock split ratio, the reverse stock split would provide the Company with additional Common Shares, which would be available for issuance from time to time for corporate purposes such as acquisitions of companies or assets, sales of stock or securities convertible into Common Shares and raising additional capital.
Material U.S. Federal Income Tax Consequences.  The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of our Common Shares.  This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect.  This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, foreign persons and tax-exempt entities.  In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income tax consequences of the reverse stock split to persons who are not U.S. Holders.
As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
If a partnership holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding our Common Shares, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the "IRS"), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below.  There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court.  The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.
We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the reverse stock split.
The reverse stock split is intended to constitute a "reorganization" within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder's proportionate interest in our earnings and profits.  Assuming the reverse stock split so qualifies,
•	A U.S. Holder should not recognize any gain or loss for federal income tax purposes (except for cash, if any, received in lieu of a fractional Common Share);
•
The U.S. Holder's aggregate tax basis of the common stock received pursuant to the reverse stock split, including any fractional Common Share not actually received, should be equal to the aggregate tax basis of such holder's Common Share surrendered in the exchange;

•	The U.S. Holder's holding period for the Common Shares received pursuant to the reverse stock split should include such holder's holding period for the Common Shares surrendered in the exchange; and
•
Cash payments received by the U.S. Holder for a fractional Common Share generally should be treated as if such fractional share had been issued pursuant to the reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder's tax basis in such fractional share.  However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes.  U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the transfer agent in connection with the reverse stock split to avoid backup withholding requirements that might otherwise apply.  This information is generally provided on IRS Form W-9.  The letter of transmittal will require each U.S. Holder to deliver such information when the common stock certificates are surrendered following the effective date of the reverse stock split.  Failure to provide such information may result in backup withholding at a rate of 28%.
THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY.  THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS.  YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Procedures for Effecting Reverse Stock Split.  As soon as practicable after the effective date of the reverse stock split, the Company's shareholders will be notified that the reverse stock split has been effected.  The Company expects that its transfer agent, American Stock Transfer & Trust Company, LLC, will act as exchange agent for purposes of implementing the exchange of share certificates.  Holders of pre-split Common Shares will be asked to surrender to the exchange agent certificates representing pre-split Common Shares in exchange for certificates representing post-split Common Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal the Company will send to its registered shareholders and the register of members of the Company will be updated to reflect the new shareholding.  No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.  Any pre-split Common Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split Common Shares and the register of members of the Company will be updated to reflect the new shareholding.  SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.
Upon the effectiveness of the reverse stock split, the Company intends to treat Common Shares held by shareholders in "street name" through a bank, broker or other nominee in the same manner as registered shareholders whose Common Shares are registered in their names.  Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Common Shares in "street name." However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the reverse stock split and making payment for fractional shares.  If a shareholder holds Common Shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.
Required Vote.  Approval of Proposal Four will require the affirmative of a majority of the shareholders who, being entitled to do so, vote in person or by proxy at the Meeting the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE A REVERSE STOCK SPLIT OF THE COMPANY'S ISSUED COMMON SHARES.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.
EFFECT OF ABSTENTIONS
Abstentions will not be counted in determining whether Proposals One, Two, Three or Four have been adopted.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Board of Directors Iraklis Sbarounis Secretary

April 3, 2017
Grand Cayman, Cayman Islands

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. To elect two Class A Directors to serve until the 2020 Annual General Meeting of Shareholders ("Proposal One");	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 George Economou 02 Michael Pearson

The Board of Directors recommends you vote FOR proposals 2, 3 and 4.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000328412_1 R1.0.1.15